FAIRFAX News Release
TSX Stock Symbol: FFH and FFH.U

TORONTO, November 6, 2013

Not for distribution to U.S. news wire services or dissemination in the United States.

FAIRFAX ANNOUNCES C$431,000,000 BOUGHT DEAL FINANCING

Fairfax Financial Holdings Limited (“Fairfax” or the “Company”) (TSX:FFH and FFH.U) has announced today that it has entered into an agreement with a syndicate of underwriters under which the underwriters have agreed to buy on a bought deal basis 1,000,000 Subordinate Voting Shares (the “Subordinate Voting Shares”), at a price of C$431.00 per Common Share for gross proceeds of C$431,000,000 (the “Offering”). The offering is expected to close on November 15, 2013.

Fairfax intends to use the net proceeds of the offering to augment its cash position at the holding company and for general corporate purposes.

The Subordinate Voting Shares will be qualified for sale in Canada by way of a prospectus supplement to the Company’s short form base shelf prospectus dated December 10, 2012, which will be filed in each of the provinces and territories of Canada.

The securities offered have not been registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.

About Fairfax

Fairfax is a financial services holding company which, through its subsidiaries, is engaged in property and casualty insurance and reinsurance and investment management.

For further information contact:    John Varnell, Vice President, Corporate Development,
                    at (416) 367-4941

FAIRFAX FINANCIAL HOLDINGS LIMITED
95 Wellington Street West, Suite 800, Toronto Ontario M5J 2N7 Telephone 416/367 4941 Telecopier 367 4946